As filed with the Securities and Exchange Commission on March 17, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

SCHEDULE TO
Amendment No. 13
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

__________________________________

NATIONAL INTERSTATE CORPORATION
Name of Subject Company (issuer)

__________________________________

GREAT AMERICAN INSURANCE COMPANY
(offeror)
a wholly owned subsidiary of
AMERICAN FINANCIAL GROUP, INC.
Names of Filing Persons (other person(s))

__________________________________

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

__________________________________

63654U100
(CUSIP Number of Class of Securities)

__________________________________

Mark A. Weiss
Assistant General Counsel
American Financial Group, Inc.
301 East Fourth Street, 27th Floor
Cincinnati, Ohio 45202
Telephone: (513) 579-2520

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

__________________________________

With a copy to:
F. Mark Reuter
Keating Muething & Klekamp PLL
1 East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Telephone: (513) 579-6469

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$285,637,980.00	$36,790.18

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation, other than Shares owned by American Financial Group, Inc. (“AFG”) and its subsidiaries, at a purchase price of $30.00 per Share, net to the seller in cash. As of October 30, 2013, there were 19,721,266 Shares outstanding, of which 10,200,000 Shares are owned by subsidiaries of AFG. As a result, this calculation assumes the purchase of 9,521,266 Shares.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by $0.0001288.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $36,790.18	Form or Registration No.: Schedule TO
Filing Party: American Financial Group, Inc.	Date filed: February 18, 2014

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer

INTRODUCTION

This Amendment No. 13 amends and supplements the Tender Offer Statement filed on Schedule TO (this “Schedule TO”) which relates to the tender offer by Great American Insurance Company (“Purchaser”), an Ohio corporation and a wholly-owned subsidiary of American Financial Group, Inc., an Ohio corporation (“AFG”), to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation (“National Interstate”), other than Shares owned by Purchaser, at a purchase price of $30.00 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated February 21, 2014 (as may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(vii), and the related Amended and Restated Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(viii) (which, as amended or supplemented from time to time, together constitute the “Offer”).

The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by National Interstate with the Securities and Exchange Commission (“SEC”) on February 19, 2014, as amended on March 3, 2014, March 10, 2014, March 11, 2014, March 12, 2014, March 12, 2014 and March 13, 2014 (as may be amended and supplemented from time to time, the “Schedule 14D-9”), and in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

For reference, the Offer to Purchase is amended and supplemented as follows:

1.	The following sentence is added to the end of each of sixth paragraph on page 11 under “Special Factors—Section 1. Background” and third full paragraph on page 43 under “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals”:

“At a hearing held by the United States District Court for the Northern District of Ohio on March 14, 2014, the court stated that it would grant a motion for preliminary injunction enjoining the consummation of the Offer. In light of the court’s stated intention, in a press release issued on March 16, 2014, AFG announced that Purchaser is terminating the Offer.”

Item 12. Exhibits.

On March 16, 2014, AFG issued a press release regarding the court hearing and the termination of the Offer, which is attached hereto as Exhibit (a)(5)(v) and incorporated by reference herein, and as a result, Item 12 is hereby amended and supplemented as follows:

(a)(1)(i)	Offer to Purchase, dated February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(vi)	Summary Advertisement published in The New York Times on February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(vii)	Amended and Restated Offer to Purchase, dated February 21, 2014 (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(viii)	Amended and Restated Letter of Transmittal (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(ix)	Amended and Restated Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(x)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(xi)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(xii)	Solicitation/Recommendation Statement on Schedule 14D-9, dated February 19, 2014 (incorporated by reference to the Schedule 14D-9 filed by National Interstate Corporation on February 19, 2014).
(a)(1)(xiii)	Fairness Opinion of Duff & Phelps, LLC, dated February 17, 2014 (incorporated by reference to Exhibit 99.(a)(12) to the Schedule 14D-9 filed by National Interstate Corporation on February 19, 2014).
(a)(1)(xiv)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, dated March 3, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 3, 2014).
(a)(1)(xv)	Letter from counsel to AFG to counsel to Alan R. Spachman, dated March 6, 2014.
(a)(1)(xvi)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9, dated March 10, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 10, 2014).
(a)(1)(xvii)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9, dated March 11, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 11, 2014).
(a)(1)(xviii)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9, dated March 12, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 12, 2014).
(a)(1)(xix)	Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9, dated March 12, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 12, 2014).
(a)(1)(xx)	Solicitation/Recommendation Statement (Amendment No. 6) on Schedule 14D-9, dated March 13, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 13, 2014).
(a)(5)(i)	Press Release, issued by AFG, dated February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(5)(ii)	Press Release, issued by AFG, dated February 18, 2014 (incorporated by reference to Amendment No. 1 to the Schedule TO, filed on February 18, 2014).
(a)(5)(iii)	Press Release, issued by AFG, dated March 3, 2014 (incorporated by reference to Amendment No. 7 to the Schedule TO, filed on March 3, 2014).
(a)(5)(iv)	Press Release, issued by AFG, dated March 6, 2014 (incorporated by reference to Amendment No. 9 to the Schedule TO, filed on March 7, 2014).
(a)(5)(v)	Press Release, issued by AFG, dated March 16, 2014.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2014

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Karl J. Grafe
Name: Karl J. Grafe
Title: Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Stephen C. Beraha
Name: Stephen C. Beraha
Title: Assistant Vice President, Assistant General Counsel and Assistant Secretary